EXHIBIT 3.18
STATE of DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE of FORMATION
First: The name of the limited liability company is MILAGRO RESOURCES LLC
Second: The address of its registered office in the State of Delaware is 615 SOUTH DUPONT HWY in the City of DOVER, Zip code 19901. The name of its Registered agent at such address is CAPITOL SERVICES, INC.
Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is                     .”)
Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 12TH day of APRIL , 2010.

By:	/s/ Tom C. Langford
Authorized Person(s)
Name: Tom C. Langford